5
						UNITED
STATES SECURITIES AND
EXCHANGE COMMISSION
Washington,
DC 20549
SCHEDULE
13G

Under the Securities Exchange
Act of 1934
(Amendment
No._________)*
									Bar Harbor
Bankshares

											(Name
of
Issuer)

		COMMON
							(Title of Class of
Securities)

	066849100
											(CUSIP
Number)
										DECEMBER
31, 2000

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	n Rule 13d-1(b)

p Rule 13d-1(c) p Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect
to the subject class of securities, and for any subsequent
amendment containing information which would alter the
disclosures provided in a prior cover page.
The information required in the remainder of this cover
page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of the
Act (however, see the Notes).
Potential persons who are to respond to the collection of
information contained in this form are not required to
respond unless the form displays a currently valid OMB
control number.
SEC 1745 (3-98)
CUSIP No. 066849100
	1.		Names of Reporting Persons.
IRS Identification Nos. of above persons (entities only).
				BTI FINANCIAL GROUP
___________________________________________________________
____________ __
	2.		Check the Appropriate Box if a Member of a group
(See
		Instructions)

(a)___________________________________________________
_________ ___
(b)___________________________________________________
_________ ___
_____________________________________________________________
__________ __
   3.   SEC Use Only
______________________________________________________
_____________________________________________________________
__________ __
   4.   Citizenship or Place of Organization ___BAR HARBOR,
MAINE________________
_____________________________________________________________
__________ __
5. Sole Voting
Power______84,880___________________________
_____________________________________________________________
__________ _____________________________________
			6. Shared Voting Power
____NONE___________________________
_____________________________________________________________
__________ _____________________________________
			7. Sole Dispositive Power
___260,752_________________________
_____________________________________________________________
__________ _____________________________________
			8. Shared Dispositive Power
____48,890_______________________
_____________________________________________________________
__________ _____________________________________
9. Aggregate Amount Beneficially Owned by Each Reporting
Person
__350,326____
		10. Check if the Aggregate Amount in Row (11) Excluded
Certain
Shares (See Instructions)
		11. Percent of Class Represented by Amount in Row (11)
____10.6_____________
_____________________________________________________________
__________ __	12. Type of Reporting Person (See
Instructions)
(g)________________________________
_____________________________________________________________
__________
_____________________________________________________________
__________
_____________________________________________________________
__________
_____________________________________________________________
__________
_____________________________________________________________
__________
_____________________________________________________________
__________
_____________________________________________________________
__________ ___________________________

GENERAL INSTRUCTIONS
A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall not be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c).

Statements filed pursuant to Rule 13d-1(c) shall be filed
within the
time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d).
Statements filed pursuant to Rule 13d-1(d) shall be filed
not later than February 14 following the calendar year
covered by the statement pursuant to Rules 13d-1(d) and
13d-2(b).
B.	Information contained in a form which is required to be
filed by
rules under section 13(f) (15 U.S.C. 78m(f)) for the same
calendar year as that covered by a statement on this
schedule may be incorporated by reference in response to
any of the items of this schedule.  If such information is
incorporated by reference in this schedule, copies of the
relevant pages of such form shall be filed as an exhibit to
this schedule.
C.	The item numbers and captions of the items shall be
included but
the text of the items is to be omitted.  The answers to the
items shall be so prepared as to indicate clearly the
coverage of the items without referring to the text of the
items.  Answer every item.  If an item is inapplicable or
answer is in the negative, so state.
Item 1.
		(a) Name of Issuer       Bar Harbor Bankshares
(b) Address of Issuer's Principal Executive Offices 82 Main
St.,
PO Box 400, Bar Harbor, ME 04609-0400
Item 2.
a						(a) Name of Person Filing  BTI Financial Group
(b) Address of Principal Business Office or, if none,
Residence 82 Main St., PO Box 218, Bar Harbor, ME 04609-
0218
b						(c) Citizenship    N/A
c						(d) Title of Class of Securities common
d						(e) CUSIP Number      066849100
Item 3.  If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:
(a) p Broker or dealer registered under section 15 of the Act
(15
		U.S.C. 78o).
(b)   Bank as defined in section 3(a)(6) of the Act (15
U.S.C.
		78c).
(c) p Insurance company as defined in section 3(a)(19) of the
Act
		(15 U.S.C. 78c).
(d) p Investment company registered under section 8 of the
		Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) p An Investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);
(f) p An employee benefit plan or endowment fund in
accordance
		with	240.13d-1(b)(1)(ii)(F)
(g) x A parent holding company or control person in
accordance
		with	240.013d-1(b)(1)(ii)(G);
(h) p A savings associations as defined in Section 3(b) of
the
		Federal Deposit Insurance Act (12 U.S.C. 1813);
					(i)  p A church plan that is excluded from the
definition of an investment company under section 3(c)(14) of the Investment Company Act
of 1940 (15 U.S.C. 80a-3);

(j)  p Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
		Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
		(a)  Amount beneficially owned:___350,326___
(b)  Percent of Class:__10.6____
(c)  Number of shares as to which the person has:
(i)  Sole power to vote or to direct the vote __84,880__
(ii) Shared power to vote or to direct the vote _NONE_

(iii)		Sole power to dispose or to direct the
disposition of
_269,752_
(iv) Shared power to dispose or to direct the disposition of _48,890_
Instruction. For computations regarding securities which represent a right to acquire an underlying security see
240.13d-3(d)(1).
Item 5. Ownership of Five Percent or Less of a Class
		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following p.
Instruction: Dissolution of a group requires a response to this item.
Item 6. Ownership of More than Five percent on Behalf of
Another Person.
			If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company
		If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item
3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Item 8. Identification and Classification of members of the Group
		If a group has filed this schedule pursuant to 240.13d1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-
1(d), attach an exhibit stating the identity of each member of the group.
Item 9. Notice of Dissolution of Group
		Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

(a) The following certification shall be included if the statement is
		filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
(b) The following certification shall be included if the statement is
		filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or
with the effect of changing or influencing the
control of the issuer of the securities and were
not acquired and are not held in connection with
or as a participant in any transaction having
that purpose or effect.
SIGNATURE
		After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set
forth in this statement it true, complete and correct.
	_____February
14, 2000_____ Date
				/S/ Paul G. Ahern
Signature
Paul G. Ahern

	President
										BTI
Financial Group
Name/Title
		The original statement shall be signed by each person
on whose behalf the statement is filed or his
representative.  If the statement is signed on behalf of a
person by his authorized representative other than an
executive officer or general partner of the filing person,
evidence of the representative's authority to sign on
behalf of such person shall be filed with the statement,
provided, however, that a power of attorney for this
purpose which is already on file with the Commission may be
incorporated by reference.  The name and any title of each
person who signs the statement shall be typed or printed
beneath his signature.
NOTE: Schedules filed in paper format shall include a
signed original and five copies of the schedule, including
all exhibits.  See 240.13d7	for other parties for whom
copies are to be sent.
		Attention: International misstatements or omissions of
fact constitute Federal criminal violations (See 18 U.S.C.
1001)

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